SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BELLSOUTH SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014	20

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
BellSouth Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the BellSouth Savings and Security Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the BellSouth Savings and Security Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas	/s/ Ernst & Young LLP
June 19, 2015

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2014	2013
ASSETS
Investment in AT&T Savings Group Investment Trust	$655,158	$708,324
Investments, at fair value	1,698,911	1,712,407
Total Investments, at fair value (See Note 4)	2,354,069	2,420,731

Notes receivable from participants	64,110	60,670
Participant contributions receivable	-	395
Employer contributions receivable	-	184
Interest receivable	458	331
Total Receivables	64,568	61,580

Total Assets	2,418,637	2,482,311

LIABILITIES
Administrative expenses payable	801	905
Due to broker for securities purchased	27,276	55,374

Total Liabilities	28,077	56,279

Net assets reflecting investments at fair value	2,390,560	2,426,032

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(22,337)	(22,358)

Net Assets Available for Benefits	$2,368,223	$2,403,674

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2013	$2,403,674

Additions to Net Assets:
Contributions:
Participant contributions	67,514
Employer contributions	26,802
Rollover contributions	10,179
104,495
Investment Income:
Net income from investment in AT&T Savings Group Investment Trust	15,100
Interest	1,930
Dividends	61,925
Net appreciation in fair value of investments	35,538
114,493

Interest income on notes receivable from participants	2,544

Total Additions	221,532

Deductions from Net Assets:
Distributions	255,779
Administrative expenses	1,169

Total Deductions	256,948

Net decrease	(35,416)

Transfers to affiliated plan (Note 1)	(35)

Net Assets Available for Benefits, December 31, 2014	$2,368,223

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTION

The BellSouth Savings and Security Plan (Plan) is a defined contribution plan originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible nonmanagement employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan participates in the AT&T Savings Group Investment Trust (Group Trust) with respect to the AT&T Stable Value Fund option only. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Group Trust and the trust holding the Plan's assets, known as the Bell South Savings and Security Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan. During 2014, participants could invest their contributions in one or more of 12 funds in 1% increments:

●	AT&T Shares Fund	●	DFA U.S. Small Cap Value Portfolio
●	Bond Fund	●	DFA International Value Portfolio II
●	Vanguard Growth Index Fund	●	DFA U.S. Large Cap Value Portfolio II
●	Fidelity Growth and Income Portfolio	●	T. Rowe Price Mid-Cap Growth Fund
●	Balanced Fund	●	Interest Income Fund (known as the AT&T Stable Value Fund) *
●	LifePath Funds (based on retirement date)	●	Indexed Stock Fund

* Investment fund option of the Group Trust

In 2014, the Plan was amended to make certain participants eligible to participate in the AT&T Retirement Savings Plan. As a result, participant account balances of approximately $35 were transferred out of the Plan during 2014.

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. All contributions are participant directed.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year.  Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account.  During 2014, Plan participants elected to receive $1,627 in dividend distributions. This amount is included in distributions on the Plan's statement of changes in net assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collectively bargained agreements.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses  Each participant in the Plan may be charged for investment manager fees and administrative expenses, including, trustee and other expenses considered reasonable by the Plan administrator.  Investment manager fees are charged through the applicable investment option.  Administrative fees are divided on a pro rata basis among investment options of the participant.  An additional fee is charged to individual participants for various services provided by the Plan's recordkeeper and other service providers. Certain expenses are paid by the Plan, Group Trust, or Company.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the associated cash flows of the investment based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The accounting and disclosure changes are effective for annual periods beginning after December 15, 2015. Management is currently evaluating this updated guidance.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	Quoted prices for similar assets and liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted market prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

See Note 4 for fair value hierarchy for the Group Trust's and Plan's investments.

NOTE 4. INVESTMENTS

The Plan held investments in its own trust and in the Group Trust (through participation in the Interest Income Fund, also known as the AT&T Stable Value Fund) as of December 31, 2014 and 2013, and for the year ended December 31, 2014.

Plan Investments

Investments representing 5% or more of Plan net assets at December 31 were:

	2014	2013
AT&T Shares Fund (AT&T common shares)	$462,710	$507,862
T. Rowe Price Mid-Cap Growth Fund	248,924	231,147
DFA U.S. Small Cap Value Portfolio	166,012	177,193
DFA U.S. Large Cap Value Portfolio	154,382	145,711
Northern Trust Index Stock Fund	148,353	133,949

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2014:

Common stock	$(20,943)
Registered investment companies	28,793
Common/collective trust funds	24,807
Fixed income securities	2,881
Total	$35,538

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

	Plan Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$2,617	$-	$-	$2,617
Short term investments	9,665	-	-	9,665
Blended equity & debt[1]	-	94,276	-	94,276
U.S. equity securities:
AT&T common stock	462,710	-	-	462,710
Index stock fund[2]	-	148,353	-	148,353
Futures	30	-	-	30
Mutual funds – large cap	317,799	-	-	317,799
Mutual funds – mid cap	365,742	-	-	365,742
Mutual funds – small cap	166,012	-	-	166,012
Fixed income securities:
Bond index fund[3]	-	18,872	-	18,872
Short term investments	1,807	20,256	-	22,063
Corporate debt instruments:
Asset backed securities	-	3,530	-	3,530
Commercial mortgage backed securities	-	3,643	-	3,643
Collateralized mortgage obligations	-	1,359	-	1,359
Other corporate debt instruments	-	20,007	-	20,007
U.S. government securities:
Asset backed securities	-	5,057	-	5,057
Other U.S. government securities	-	57,176	-	57,176
Total assets at fair value	$1,326,382	$372,529	$-	$1,698,911

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Plan Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,985	$-	$-	$1,985
Short term investments	7,552	-	-	7,552
Blended equity & debt[1]	-	77,637	-	77,637
U.S. equity securities:
AT&T common stock	507,862	-	-	507,862
Index stock fund[2]	-	133,949	-	133,949
Futures	86	-	-	86
Mutual funds – large cap	314,922	-	-	314,922
Mutual funds – mid cap	331,349	-	-	331,349
Mutual funds – small cap	177,193	-	-	177,193
Fixed income securities:
Bond index fund[3]	-	16,204	-	16,204
Short term investments	1,606	48,891	-	50,497
Futures	(34)	-	-	(34)
Corporate debt instruments:
Asset backed securities	-	2,629	-	2,629
Commercial mortgage backed securities	-	3,981	-	3,981
Collateralized mortgage obligations	-	4,593	-	4,593
Other corporate debt instruments	-	19,122	-	19,122
U.S. government securities:
Asset backed securities	-	6,408	-	6,408
Other U.S. government securities	-	56,472	-	56,472
Total assets at fair value	$1,342,521	$369,886	$-	$1,712,407

1 This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.

2 This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the "S&P 500®").  There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective to approximate the overall performance of the Barclays Capital Aggregate Bond Index. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust's interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant's account balance within each investment fund option.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2014	2013
AT&T Master Trust	94.2%	94.0%
BellSouth Savings and Security Plan	5.8%	6.0%
Total	100.0%	100.0%

The Plan's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2014:

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$240	$-	$240
Common/collective trust funds	-	1,578,118	184,860	-	1,762,978
103-12 investment entities	-	-	171,733	-	171,733
Equities - common stock	-	1,196,545	155,379	-	1,351,924
Equities - preferred stock	-	-	679	-	679
Publicly traded partnerships	-	5,078	-	-	5,078
Registered investment companies	1,347,889	46,394	2,611	348	1,397,242
Investment contracts (at fair value):
Synthetic GICs:
Interest bearing cash	-	-	-	202,747	202,747
Corporate and other bonds and notes	-	-	-	3,119,328	3,119,328
Registered investment companies	-	-	-	177,100	177,100
Futures	-	-	-	(4,386)	(4,386)
Government securities	-	-	-	3,506,629	3,506,629
Wrapper contracts	-	-	-	2,187	2,187
Group Trust investments at fair value	1,347,889	2,826,135	515,502	7,003,953	11,693,479
Unsettled trades and other	3,351	(1,329)	703	(309,906)	(307,181)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(228,202)	(228,202)
Group Trust net assets	$1,351,240	$2,824,806	$516,205	$6,465,845	$11,158,096
Plan's percentage ownership interest of investments	-%	-%	-%	9.8%	5.8%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plan's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2013:

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$23	$1,296	$-	$1,319
Common/collective trust funds	-	1,512,062	229,803	-	1,741,865
103-12 investment entities	-	-	138,057	-	138,057
Equities - common stock	-	1,201,614	196,459	-	1,398,073
Registered investment companies	1,335,665	47,894	3,040	547	1,387,146
Investment contracts (at fair value):
Synthetic GICs:
Interest bearing cash	-	-	-	64,786	64,786
Corporate and other bonds and notes	-	-	-	2,822,138	2,822,138
Registered investment companies	-	-	-	445,505	445,505
Futures	-	-	-	1,838	1,838
Government securities	-	-	-	4,103,615	4,103,615
Wrapper contracts	-	-	-	2,099	2,099
Group Trust investments at fair value	1,335,665	2,761,593	568,655	7,440,528	12,106,441
Unsettled trades and other	3,010	(992)	332	(367,265)	(364,915)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(223,260)	(223,260)
Group Trust net assets	$1,338,675	$2,760,601	$568,987	$6,850,003	$11,518,266
Plan's percentage ownership interest of investments	-%	-%	-%	10.0%	6.0%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2014

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$(19,577)	$-	$(19,577)
Common/collective trust funds	-	124,380	(32,574)	-	91,806
103-12 investment entities	-	-	(13,893)	-	(13,893)
Equities	-	136,078	40,079	-	176,157
Publicly traded partnerships	-	(41)	-	-	(41)
Registered investment companies	32,025	-	-	-	32,025
Total net appreciation/ (depreciation) in fair value of Group Trust Investments	$32,025	$260,417	$(25,965)	$-	$266,477

Investment income:
Interest	$-	$93	$2,301	$159,255	$161,649
Dividends	50,674	17,399	5,426	-	73,499
Total investment income of Group Trust Investments	$50,674	$17,492	$7,727	$159,255	$235,148

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2014:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$240	$-	$-	$240
U.S. equity securities:
U.S. common stock:
Large cap	292,128	-	-	292,128
Small cap	806,365	-	-	806,365
Common stock – registered investment companies	46,394	-	-	46,394
Common/collective trusts[1]	-	1,578,118	-	1,578,118
International equity securities:
Common stock	259,188	-	-	259,188
Common stock – registered investment companies	2,611	-	-	2,611
Common/collective trusts[2]	-	184,860	-	184,860
103-12 investment entities[3]	-	171,733	-	171,733
Fixed income securities:
Blackrock mutual fund	220,451	-	-	220,451
WAMCO mutual fund	690,557	-	-	690,557
PIMCO total return mutual fund	436,881	-	-	436,881
Stable Value Fund:
Common stock – registered investment companies	348	-	-	348
Synthetic GICs:
Interest bearing cash	-	202,747	-	202,747
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,619,877	-	1,619,877
International corporate bonds and notes	-	652,716	-	652,716
Asset-backed securities	-	517,972	-	517,972
Collateralized mortgage obligations	-	15,487	-	15,487
Commercial mortgage-backed securities	-	313,276	-	313,276
Short term investment funds - registered investment companies	177,100	-	-	177,100
Futures	(4,386)	-	-	(4,386)
Government securities:
U.S. government[4]	130,509	3,296,668	-	3,427,177
Municipals	-	14,443	-	14,443
Non U.S. government	-	65,009	-	65,009
Wrapper contracts	-	2,187	-	2,187
Total assets and liabilities at fair value	$3,058,386	$8,635,093	$-	$11,693,479

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2013:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,319	$-	$-	$1,319
U.S. equity securities:
U.S. common stock:
Large cap	227,834	-	-	227,834
Small cap	852,555	-	-	852,555
Common stock – registered investment companies	47,894	-	-	47,894
Common/collective trusts[1]	-	1,512,062	-	1,512,062
International equity securities:
Common stock	317,684	-	-	317,684
Common stock – registered investment companies	3,040	-	-	3,040
Common/collective trusts[2]	-	229,803	-	229,803
103-12 investment entities[3]	-	138,057	-	138,057
Fixed income securities:
Blackrock mutual fund	206,442	-	-	206,442
WAMCO mutual fund	641,220	-	-	641,220
PIMCO total return mutual fund	488,003	-	-	488,003
Stable Value Fund:
Common stock – registered investment companies	547	-	-	547
Synthetic GICs:
Interest bearing cash	-	64,786	-	64,786
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,352,483	-	1,352,483
International corporate bonds and notes	-	558,259	-	558,259
Asset-backed securities	-	499,805	-	499,805
Collateralized mortgage obligations	-	39,771	-	39,771
Commercial mortgage-backed securities	-	371,820	-	371,820
Short term investment funds - registered investment companies	445,505	-	-	445,505
Futures	1,838	-	-	1,838
Government securities:
U.S. government[4]	275,472	3,765,724	-	4,041,196
Municipals	-	23,591	-	23,591
Non U.S. government	-	38,828	-	38,828
Wrapper contracts	-	2,099	-	2,099
Total assets and liabilities at fair value	$3,509,353	$8,597,088	$-	$12,106,441

1The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. This common/collective trust fund has redemption restrictions limited to daily and monthly settlement. The fair value of the investment in this category has been estimated using the net asset value per share.

2The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. and MSCI Emerging Markets Net Dividend Index. The three common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. One fund is invested broadly in developed and emerging market countries, while the other two funds are invested primarily in emerging market countries. The fair value of the investment in this category has been estimated using the net asset value per share.

3These are equity commingled funds that invest primarily in developed countries. These funds have redemption restrictions limited to monthly settlement. The fair value of the investment in this category has been estimated using the net asset value per share

4Average duration of U.S. government securities is approximately 3 years.

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust's involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund's investment assets. The Group Trust's fiduciaries do not anticipate any material adverse effect on the Group Trust's financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Group Investment Trust to the extent of the Plan's ownership in the Group Trust.

Year Ended
December 31, 2014
Futures contracts	$(4,386)
Forward foreign currency exchange rate contracts	$607

In addition to the derivative financial instruments held by the Group Trust, the Plan also holds derivative financial instruments as Plan investments in its own trust. The following table presents the effect on income with respect to these derivative instruments, by type of derivative. The income is located on the statements of changes in net assets available for benefits a component of net appreciation in fair value of investments.

Year Ended
December 31, 2014
Futures contracts	$862

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the Group Trust, investment managers enter into various futures contracts to economically hedge investments. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2014 and 2013 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plan's ownership in the Group Trust.

At December 31, 2014, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(14)	3/2015	$(2,024)	$(62)
U.S. Treasury Bond Future	(183)	3/2015	(26,455)	(719)
U.S. Treasury Bond Future	(72)	3/2015	(10,409)	(166)
U.S. Treasury Bond Future	(287)	3/2015	(41,489)	(1,274)
U.S. 10-Year Treasury Note Future	218	3/2015	27,642	173
U.S. 10-Year Treasury Note Future	(192)	3/2015	(24,345)	(28)
U.S. 10-Year Treasury Note Future	304	3/2015	38,546	216
U.S. 5-Year Treasury Note Future	632	3/2015	75,164	65
U.S. 5-Year Treasury Note Future	253	3/2015	30,089	4
U.S. 5-Year Treasury Note Future	(30)	3/2015	(3,568)	(5)
U.S. 2-Year Treasury Note Future	40	3/2015	8,744	(1)
U.S. 2-Year Treasury Note Future	446	3/2015	97,493	(114)
U.S. 2-Year Treasury Note Future	(626)	3/2015	(136,840)	157
U.S. Ultra Bond Future	20	3/2015	3,304	50
U.S. Ultra Bond Future	(117)	3/2015	(19,327)	(947)
U.S. Ultra Bond Future	(224)	3/2015	(37,002)	(1,554)
U.S. Ultra Bond Future	(22)	3/2015	(3,634)	(182)
Total			$(24,111)	$(4,387)

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2013, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
90 Day Eurodollar Future	18	6/2016	$4,430	$(8)
90 Day Eurodollar Future	(130)	9/2015	(32,232)	15
90 Day Eurodollar Future	9	9/2016	2,214	(10)
90 Day Eurodollar Future	130	9/2016	31,929	(97)
U.S. Treasury Bond Future	(277)	3/2014	(36,216)	673
U.S. Treasury Bond Future	(203)	3/2014	(26,609)	561
U.S. Treasury Bond Future	(101)	3/2014	(13,129)	169
U.S. Treasury Bond Future	120	3/2014	15,530	(133)
U.S. 10-Year Treasury Note Future	(72)	3/2014	(9,017)	157
U.S. 10-Year Treasury Note Future	40	3/2014	4,926	(4)
U.S. 10-Year Treasury Note Future	114	3/2014	14,185	(158)
U.S. 5-Year Treasury Note Future	74	3/2014	8,887	(58)
U.S. 5-Year Treasury Note Future	128	3/2014	15,295	(23)
U.S. 5-Year Treasury Note Future	222	3/2014	26,706	(219)
U.S. 2-Year Treasury Note Future	(312)	3/2014	(68,646)	64
U.S. 2-Year Treasury Note Future	51	3/2014	11,210	-
U.S. Ultra Bond Future	(216)	3/2014	(29,874)	445
U.S. Ultra Bond Future	(94)	3/2014	(13,116)	309
U.S. Ultra Bond Future	(68)	3/2014	(9,415)	150
U.S. Ultra Bond Future	(30)	3/2014	(4,092)	5
Total			$(107,034)	$1,838

The fair value of the open futures contracts is presented below and is included in investments on the Plan's Statement of Net Assets Available for Benefits.

At December 31, 2014, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	19	3/2015	$1,950	$30
U.S. Treasury Bond Future	29	3/2015	3,677	-
Total			$5,627	$30

At December 31, 2013, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	26	3/2014	$2,393	$86
U.S. Treasury Bond Future	21	3/2014	2,584	(34)
Total			$4,977	$52

The futures held in the Plan as of December 31, 2014 and 2013, were used primarily to maintain the target allocations of the portfolio.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust's investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust, which is then allocated to the Plan and is included in Statement of Net Assets Available for Benefits to the extent of the Plan's ownership in the Group Trust.

As of December 31, 2014 and 2013, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2014	2013	2014	2013
Derivative assets	$64	$1,256	$-	$1
Derivative liabilities	$64	$1,289	$-	$(12)

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the plan at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The benefit-responsive investment contracts held by the Stable Value Fund as of December 31, 2014 include registered investment contracts and Synthetic GICs. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2014, the underlying net assets in the Stable Value Fund allocated to the Plan had a fair value of $655,138 and a contract value of $632,801. At December 31, 2013, the underlying net assets in the Stable Value Fund allocated to the Plan had a fair value of $708,291 and a contract value of $685,933. For the years ended December 31, 2014 and 2013, the average yield earned on these contracts was 1.54% and 1.60%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 2.35% and 2.32%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2014 or 2013.

Traditional Guaranteed Investment Contracts ("Traditional GICs" also known as "General Account GICs") are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero. The fair value of the wrapper contracts for the Group Trust was $2,187 and $2,099 at December 31, 2014 and 2013.

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities, the duration of those investments, and the default or credit failure of any of the securities. In some instances, the default or credit failure of a security could result in the reduction of contract value, and a loss of principal would be realized by the Stable Value Fund. Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's statement of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts," and the amount allocated to the Plan totaled $(22,337) at December 31, 2014 and $(22,358) at December 31, 2013. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

NOTE 5. RELATED PARTY TRANSACTIONS

Plan assets are invested in AT&T stock either directly or through the Group Trust. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan and Group Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 24, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014	2013
Net Assets Available for Benefits per the financial statements	$2,368,223	$2,403,674
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,337	22,358
Distributions payable to participants	(800)	(382)
Net Assets Available for Benefits per the Form 5500	$2,389,760	$2,425,650

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Distributions to participants per the financial statements	$255,779
Distributions payable to participants at December 31, 2013	(382)
Distributions payable to participants at December 31, 2014	800
Distributions to participants per the Form 5500	$256,197

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$221,532
Adjustment from contract value to fair value for fully benefit-responsive investment
contracts at December 31, 2014	22,337
Adjustment from contract value to fair value for fully benefit-responsive investment
contracts at December 31, 2013	(22,358)
Total income per the Form 5500	$221,511

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
Indexed Stock Fund
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 18,003 UNITS	$119,216

Balanced Fund
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 5,162,282 UNITS	5,162
US TREASURY BILL	03/05/2015 DD 03/06/14	200
US TREASURY BILL	05/28/2015 DD 05/29/14	712
FUTURES CONTRACT	S&P 500 E-MINI INDEX FUTURE EXP MAR 15	30
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 4,400 UNITS	29,137
NORTHERN TRUST QM AGGREGATE BOND INDEX FUND	COMMON/COLLECTIVE TRUST FUND: 37,569 UNITS	18,872
Total Balanced Fund		54,113

Registered Investment Companies
* FIDELITY GROWTH AND INCOME PORTFOLIO	REGISTERED INVESTMENT COMPANY: 2,493,031 UNITS	75,265
VANGUARD GROWTH INDEX FUND	REGISTERED INVESTMENT COMPANY: 2,175,376 UNITS	116,818
DFA U.S. LARGE CAP VALUE PORTFOLIO II	REGISTERED INVESTMENT COMPANY: 9,500,437 UNITS	154,382
DFA U.S. SMALL CAP VALUE PORTFOLIO	REGISTERED INVESTMENT COMPANY: 4,747,267 UNITS	166,012
DFA INTERNATIONAL VALUE PORTFOLIO II	REGISTERED INVESTMENT COMPANY: 17,387,017 UNITS	88,152
T ROWE PRICE MID-CAP GROWTH FUND	REGISTERED INVESTMENT COMPANY: 5,774,152 UNITS	248,924
Total Registered Investment Companies		849,553

LifePath Funds
LIFEPATH RETIREMENT FUND	COMMON/COLLECTIVE TRUST FUND: 947,351 UNITS	15,980
LIFEPATH 2020 FUND	COMMON/COLLECTIVE TRUST FUND: 1,700,637 UNITS	28,852
LIFEPATH 2030 FUND	COMMON/COLLECTIVE TRUST FUND: 1,570,487 UNITS	27,199
LIFEPATH 2040 FUND	COMMON/COLLECTIVE TRUST FUND: 981,840 UNITS	17,158
LIFEPATH 2050 FUND	COMMON/COLLECTIVE TRUST FUND: 385,584 UNITS	5,087
Total LifePath Age-Based Retirement Funds		94,276

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value

	AT&T Shares Fund
*	AT&T COMMON STOCK	13,775,238 SHARES	462,710
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,503,170 UNITS	4,503
	Total AT&T Shares Fund		467,213

	Bond Fund
	FEDERAL HOME LN BK CONS DISC	MAT 01/28/2015	600
	FEDERAL HOME LN BK CONS DISC	MAT 02/06/2015	900
	FEDERAL HOME LN BK CONS DISC	MAT 03/06/2015	200
	FEDERAL HOME LN BK CONS DISC	MAT 03/30/2015	1,299
	FEDERAL HOME LN MTG CORP DISC	0.000% 02/17/2015 DD 02/18/14	100
*	FEDERAL HOME LN MTG CORP DISC	MAT 03/09/2015	400
	FEDERAL NATL MTG ASSN DISC	MAT 04/13/2015	2,399
	SLH PROXY LONG EXPOSURE	SLHOPNTA4	13
	CITIGROUP CAT 2MM REPO	0.150% 01/02/2015 DD 12/30/14	6,000
	JP MORGAN CP REP	0.150% 01/02/2015 DD 12/30/14	1,200
	BNP PARIBAS CAT 2 REPO	0.140% 01/05/2015 DD 12/31/14	7,200
	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	895
	AT&T INC	VAR RT 02/12/2016 DD 02/12/13	400
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2045 DD 01/01/15	5,058
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2030 DD 01/01/15	11,620
	COMMIT TO PUR FNMA SF MTG	3.500% 02/01/2030 DD 02/01/15	2,110
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2045 DD 02/01/15	2,207
	ALTRIA GROUP INC	4.125% 09/11/2015 DD06/11/10	307
	AMERICAN MUN PWR-OHIO INC	6.449% 02/15/2044 DD 12/09/09	1,320
	APPLE INC	2.850% 02/15/2044 DD12/09/09	102
	ASSET BACKED SECURITIES HE4 M1	VAR RT 08/15/2033 DD 08/06/03	142
	BANK OF AMERICA COMMERCIA 5 A2	5.317% 09/10/2047 DD 10/01/06	430
	BANK OF AMERICA NA	VAR RT 11/14/2016 DD 11/14/13	500
	BANK OF AMERICA NA	VAR RT 05/08/2017 DD05/08/14	300
	BANK OF AMERICA FUNDING 2 D A1	VAR RT 05/25/2035 DD 06/01/05	89
	BANK OF AMERICA CORP	6.500% 08/01/2016 DD 07/28/09	646
	BEAR STEARNS ARM TRUST 11 1A2	VAR RT 02/25/2033 DD 12/01/02	10
	BEAR STEARNS ARM TRUST 12 13A1	VAR RT 02/25/2036 DD 12/01/05	43
	BEAR STEARNS COMMERCIA T20 A4A	VAR RT 10/12/2042 DD 10/01/05	387
	BEAR STEARNS COMMERCIA PW10 A4	VAR RT 12/11/2040 DD 12/01/05	168
	CD 2005-CD1 COMMERICAL CD1 A4	VAR RT 07/15/2044 DD 11/01/05	190
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	126
	CISCO SYSTEMS INC	VAR RT 09/03/2015 DD 03/03/14	700
	CITIGROUP INC	VAR RT 06/09/2016 DD 06/09/06	396
	CITIGROUP INC	4.750% 05/19/2015 DD 05/19/10	406
	CITIGROUP INC	VAR RT 05/01/2017 DD 05/01/14	199
	CITIGROUP INC	VAR RT 11/15/2016 DD 11/15/13	500
	CLOROX CO/THE	5.000% 01/15/2015 DD 12/03/04	400

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
FNT MORTGAGE-BACKED PASS 3 1A1	6.750% 08/21/2031 DD 07/01/01	2
COMMERCIAL MORTGAGE PASS C4 A3	5.467% 09/15/2039 DD 09/01/06	87
DISCOVERY COMMUNICATIONS LLC	3.700% 06/01/2015 DD 06/03/10	303
ENTERGY CORP	3.625% 09/15/2015 DD 09/16/10	203
FHLMC POOL #E8-2712	6.000% 03/01/2016 DD 03/01/01	1
FHLMC POOL #E8-2732	6.000% 03/01/2016 DD 03/01/01	1
FHLMC POOL #E8-4467	6.000% 07/01/2016 DD 07/01/01	1
FHLMC POOL #E8-4717	6.000% 07/01/2016 DD 07/01/01	1
FHLMC POOL #E0-0975	6.000% 05/01/2016 DD 05/01/01	1
FEDERAL NATL MTG ASSN	0.875% 02/08/2018 DD 01/07/13	99
FEDERAL NATL MTG ASSN	0.875% 05/21/2018 DD 04/15/13	98
FEDERAL NATL MTG ASSN	1.875% 09/18/2018 DD 08/23/13	102
FEDERAL HOME LN MTG CORP	0.875% 03/07/2018 DD 01/17/13	296
FNMA POOL #0255272	4.000% 06/01/2019 DD 05/01/04	112
FNMA POOL #0357414	4.000% 07/01/2018 DD 07/01/03	101
FNMA POOL #0AL2617	6.000% 10/01/2040 DD 11/01/12	532
FNMA POOL #0AM0359	2.310% 08/01/2022 DD 08/01/12	99
FNMA POOL #0AV1676	4.000% 01/01/2026 DD 10/01/13	469
FNMA GTD REMIC P/T 03-W1 1A1	VAR RT 12/25/2042 DD 03/01/03	52
FNMA GTD REMIC P/T 03-25 KP	5.000% 04/25/2033 DD 03/01/03	197
FHLMC MULTICLASS MTG 3626 ME	5.000% 01/15/2040 DD 01/01/10	21
FNMA POOL #0915042	5.500% 04/01/2022 DD 04/01/07	3
FORD MOTOR CREDIT CO LLC	3.875% 01/15/2015 DD11/02/11	801
GSR MORTGAGE LOAN TRUST AR6 1A1	VAR RT 09/25/2035 DD 09/01/05	255
GNMA POOL #0782523	5.000% 11/15/2035 DD 12/01/08	140
GNMA POOL #0705997	5.000% 01/15/2039 DD 01/01/09	365
GOLDMAN SACHS GROUP INC/THE	VAR RT 07/22/2015 DD 07/22/05	400
HSBC FINANCE CORP	VAR RT 06/01/2016 DD 05/30/06	998
HEWLETT-PACKARD CO	2.650% 06/01/2016 DD 05/31/11	306
JP MORGAN CHASE & CO	VAR RT 10/15/2015 DD 10/18/12	501
JP MORGAN CHASE & CO	VAR RT 10/15/2015 DD 10/18/12	401
JP MORGAN CHASE & CO	3.700% 01/20/2015 DD 09/18/09	401
JP MORGAN CHASE COMMER LDP9 A3	5.336% 05/15/2047 DD 12/01/06	627
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	503
JOHNSON & JOHNSON	VAR RT 11/28/2016 DD12/05/13	701
KROGER CO/THE	3.900% 10/01/2034 DD10/15/09	409
LOS ANGELES CALIF UNI SCH DIST	5.750% 07/01/2034 DD 10/15/09	505
ML CFC COMMERCIAL MORTGAG 4 A3	5.172% 12/12/2049 DD 12/01/06	200
MCKESSON CORP	VAR RT 09/10/2015 DD 03/10/14	500
MERCEDES-BENZ AUTO RECEIV 1 A2	0.130% 02/15/2017 DD07/09/14	699
MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	345
MERRILL LYNCH MORTGAGE IN E A1	VAR RT 11/25/2029 DD 09/23/04	115
MORGAN STANLEY ABS CAP HE6 A2C	VAR RT 11/25/2035 DD 11/29/05	215
MORGAN STANLEY CAPITAL HQ7 A4	VAR RT 11/14/2042 DD 11/01/05	90
MORGAN STANLEY	3.450% 11/02/2015 DD 11/02/10	1,020

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
MORGAN STANLEY CAPITAL HQ13 A2	5.649% 12/15/2044 DD 12/01/07	554
BANK OF AMERICA CORP	7.750% 08/15/2015 DD 09/05/95	104
ONEOK PARTNERS LP	6.150% 10/01/2016 DD 09/25/06	215
ONEOK PARTNERS LP	3.250% 02/01/2015 DD 01/26/11	204
PRIME MORTGAGE TRUST 2 CL1 1A2	VAR RT 02/25/2034 DD 01/25/04	21
PUBLIC PWR GENERATION AGY NE R	7.242% 01/01/2041 DD 07/16/09	117
SLM STUDENT LOAN TRUST 20 2 A2	VAR RT 07/25/2017 DD 02/22/07	107
SLM STUDENT LOAN TRUST 200 9 A	VAR RT 04/25/2023 DD 08/28/08	362
SBA GTD PARTN CTFS 2003-20C 1	4.500% 03/01/2023 DD 03/12/03	1,781
SBA GTD PARTN CTFS 2005-20B 1	4.625% 02/01/2025 DD 02/16/05	1,007
SBA GTD PARTN CTFS 2008-20D 1	5.370% 04/01/2028 DD 04/16/08	833
SBA GTD PARTN CTFS 2008-20E 1	5.490% 05/01/2028 DD 05/14/08	831
SBA GTD PARTN CTFS 2008-20F 1	5.680% 06/01/2028 DD 06/11/08	361
SBA GTD PARTN CTFS 2009-20A 1	5.720% 01/01/2029 DD 01/14/09	117
SBA GTD PARTN CTFS 2008-10A 1	5.471% 03/10/2018 DD 03/26/08	127
SOUTH DAKOTA ST EDUCTNL ENHANC	3.539% 06/01/2022 DD 03/14/13	2,005
STRUCTURED ASSET INCESTME 8 M1	VAR RT 09/25/2034 DD 08/25/04	407
STRUCTURED ASSET SEC M 21A 1A1	VAR RT 01/25/2032 DD 12/01/01	3
STRUCTURED ASSET SEC COR 1A 4A	VAR RT 02/25/2032 DD 01/01/02	3
THORNBURG MORTGAGE SECUR 1 I1A	VAR RT 03/25/2044 DD 03/31/04	818
TIME WARNER INC	5.875% 11/15/2016 DD 11/13/06	759
US TREAS-CPI INFLATION INDEX	2.375% 01/15/2025 DD 07/15/04	4,585
US TREAS-CPI INFLATION INDEX	2.000% 01/15/2026 DD 01/15/06	685
US TREAS-CPI INFLATION INDEX	2.375% 01/15/2027 DD 01/15/07	986
US TREAS-CPI INFLATION INDEX	1.750% 01/15/2028 DD 01/15/08	770
US TREAS-CPI INFLATION INDEX	2.500% 01/15/2029 DD 01/15/09	1,647
US TREASURY NOTE	2.750% 02/15/2024 DD 02/15/14	8,418
US TREASURY NOTE	1.000% 09/15/2017 DD 06/15/14	7,004
US TREASURY NOTE	2.125% 09/30/2021 DD 09/30/14	809
US TREASURY NOTE	2.250% 11/15/2024 DD 11/15/14	6,040
US TREAS-CPI	0.375% 07/15/2023 DD 07/15/13	504
US TREASURY NOTE	2.500% 05/15/2024 DD 05/15/14	1,030
US TREASURY NOTE	2.125% 06/30/2021 DD 06/30/14	1,012
UNIV OF CALIFORNIA CA REVENUES	6.583% 05/15/2049 DD 12/17/09	1,367
UNIV OF CALIFORNIA CA REVENUES	6.270% 05/15/2031 DD 08/27/09	340
UNIV OF CALIFORNIA CA REVENUES	5.770% 05/15/2043 DD 08/27/09	1,286
VERIZON COMMUNICATIONS INC	VAR RT 09/15/2016 DD 09/18/13	204
VIACOM INC	1.250% 02/27/2015 DD 02/28/12	317
WACHOVIA CORP	VAR RT 06/15/2017 DD 06/08/07	998
TBA CASH COLL SAL	VAR RT 01/01/2049 DD 07/01/08	(55)
Total Bond Fund		111,923

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
Interest Bearing Cash
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND		2,617

* Loans to Plan Participants	4.25% - 10.50%	64,110

Total		$1,763,021

* Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 19 , 2015

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm